Nepal Tea Collective, PBC
Financial Statements
For the Fiscal Year ended December 31, 2024 and 2023

(Unaudited)

Nepal Tea Collective, PBC
Balance Sheet
As of December 31, 2024

Particulars	31-Dec-24	31-Dec-23
ASSETS		
Current Assets		
Cash and cash equivalents	164,010.00	161,779.47
Accounts Receivable (A/R)	292,536.27	206,512.44
Inventory	107,692.34	69,466.61
Other Current Assets	30,528.42	59,316.63
Total Current Assets	**594,767.03**	**497,075.15**
Non-Current Assets		
Total Fixed Assets	280,550.00	0.00
Other Non-current Assets	5,250.00	0.00
Total Non-Current Assets	**285,800.00**	**0.00**
TOTAL ASSETS	**$ 880,567.03**	**$ 497,075.15**
LIABILITIES AND EQUITY		
LIABILITIES		
Current Liabilities		
Accounts Payable (A/P)	204,944.80	176,950.90
Credit Cards	50,699.79	33,127.53
Other Current Liabilities	214,104.62	1,028.52
Total Current Liabilities	469,749.21	211,106.95
Long-Term Liabilities		
SBA EIDL Loan	89,500.00	90,762.00
Total Long-Term Liabilities	$ 89,500.00	$ 90,762.00
Total Liabilities	**$ 559,249.21**	**$ 301,868.95**
EQUITY		
Crowd Funding Money	641,921.28	321,152.10
Opening Balance Equity	196.80	196.80
Total Owner's Investment	21,495.00	21,495.00
Retained Earnings	-147,637.70	-10,804.42
Net Income	-194,657.56	-136,833.28
Total Equity	**$ 321,317.82**	**$ 195,206.20**
TOTAL LIABILITIES AND EQUITY	**$ 880,567.03**	**$ 497,075.15**

Nepal Tea Collective, PBC
Income Statement
January - December 2024

Particulars	Jan - Dec 2024	Jan - Dec 2023
Other Revenue	166,613.51	53,732.70
Retail Sales	264,245.58	178,105.61
Wholesale Sales	370,944.49	380,824.68
Total Income	**$ 801,803.58**	**$ 612,662.99**
Cost of Goods Sold	**453,481.18**	**347,614.22**
Gross Profit	**$ 348,322.40**	**$ 265,048.77**
Advertising & Marketing	126,556.91	72,466.01
Contractors	89,448.54	89,567.81
Insurance	10,229.00	9,081.00
Interest Paid	2,493.33	1,626.74
Legal & Professional Services	17,068.92	12,336.80
Meals & Entertainment	11,086.80	5,767.11
Office Supplies	10,127.25	6,682.94
Payroll Expenses	130,211.57	113,880.14
Rent & Lease	22,942.20	18,444.23
Software and Internet	21,549.14	15,969.37
Tea Tour Expense	64,457.05	24,700.00
Travel	27,075.49	16,835.48
Misc Expenses	12,476.42	14,565.95
Total Expenses	**$ 545,722.62**	**$ 401,923.58**
Net Operating Income	**-$ 197,400.22**	**-$ 136,874.81**
Other Income	3,209.62	62.75
Other Expenses	466.96	21.22
Net Income	**-$ 194,657.56**	**-$ 136,833.28**

Nepal Tea Collective, PBC
Statement of Cash Flows
January - December 2024

Particulars	2023	2024
OPERATING ACTIVITIES		
Net Income	-136,833.28	-194,657.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	-100,145.12	163,180.91
Net cash provided by operating activities	**-$236,978.40**	**-$31,476.65**
INVESTING ACTIVITIES		
BAB Purchase		-280,200
Furniture		-350
Security Deposit to landlord		-5,250
Net cash provided by investing activities	**$ 0.00**	**-$ 285,800.00**
FINANCING ACTIVITIES		
SBA EIDL Loan		-1,262
Crowd Funding Money	321,152.10	320,769.18
Opening Balance Equity	196.8	
Net cash provided by financing activities	**$321,348.90**	**$319,507.18**
Net cash increase for period	$84,370.50	$2,230.53
Cash at beginning of period	**$ 77,408.97**	**$ 161,779.47**
Cash at end of period	**$161,779.47**	**$164,010.00**

Nepal Tea Collective, PBC
Statement of Changes in Equity
For the year ended 31st December, 2024

Particulars	Common Stock, $0.01 Par	Paid in Capital in excess of Par	Retained Earnings	Treasury Stock	Total Shareholder's Equity
Balance as of Jan 1st 2023	$10.00	$21,485.00	-$10,804.42	0	$10,690.58
Issued Shares for Cash	0	0	0	0	0
Purchase of Treasury Stock	0	0	0	0	0
Net Income	0	0	-$136,833.28	0	-$136,833.28
Cash Dividends	0	0	0	0	0
Stock Dividends	0	0	0	0	0
Balance as of Dec 31st 2023 (1st Jan 2024)	**$10.00**	**$21,485.00**	**-$147,637.70**	**0**	**-$126,142.70**
Net Income for 2024	0	0	-$194,657.56	0	-$194,657.56
Balance as of Dec 31st 2024	**$10.00**	**$21,485.00**	**-$342,295.26**	**0**	**-$320,800.26**

Note: During the year 2023 and 2024, there has been a fundraise of total $651,903 on a safe note.

Nepal Tea Collective, PBC
Notes to the Financial Statements
Fiscal Years Ended December 31, 2024 and 2023

1. ORGANIZATION AND PURPOSE

The company was originally incorporated in New Jersey as a Limited Liability Company under the name "Nepal Tea LLC" on March 11, 2016. Nepal Tea Collective is a public benefit corporation on a mission to lift one million farmers out of poverty by selling their freshest, delicious organic teas directly to consumers around the world while making the tea supply chain more transparent, traceable, and impactful. The company imports teas from Nepal and distributes them through various channels including but not limited to wholesales, retail, and e-commerce.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.